Filed Pursuant to Rule 253(g)(2)

  File No. 024-10945

TUSCAN GARDENS SENIOR LIVING COMMUNITIES, INC.

Supplement No. 1

To the Offering Circular

Qualified November 25, 2019

Dated: April 13, 2020

This Supplement No. 1 to the Offering Circular originally qualified November 25, 2019 (this “Supplement”) supplements the offering circular of Tuscan Gardens Senior Living Communities, Inc. (the “Company,” “we,” “us,” or “our”), dated November 25, 2019, as supplemented and amended from time to time (the “Offering Circular”). This Supplement should be read in conjunction with the Offering Circular (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in herein shall have the same meanings as set forth in the Offering Circular, including the disclosures incorporated by reference therein.

The purpose of this Supplement is to provide updated disclosure to incorporate audited financial statements for the year ending December 31, 2019 that were filed on form 1-K on or about the date of this Supplement, and to incorporate additional risk factors arising from the emergence of the COVID-19 virus and the potential impact it may have on senior living communities.

Financial Statement Disclosure

The Company has filed its December 31, 2019 audited financial statements on form 1-K with the U.S. Securities and Exchange Commission (the “Commission”), and hereby incorporates them into the Offering Circular by reference under Part FS of the Offering Circular in addition to the Company’s audited financial statements for the periods ending June 30, 2019 and December 31, 2019.

Risk Factors

The risk factors starting on page 18 of the Offering Circular is hereby amended to incorporate the following disclosure:

The coronavirus pandemic is adversely affecting the Company’s Affiliates, and is expected to continue to adversely affect the operations, supply chains and distribution systems in the senior living space.

Our Affiliates have experienced and expect to continue to experience unpredictable reductions in demand certain of products and services. While these reductions in revenue and occupancy are unpredictable in terms of magnitude and duration, the Company believes there will be a near-term reduction in demand and revenue for senior living communities.

Management’s Expectations: While we expect the impacts of COVID-19 to have an adverse effect on our business, financial condition and results of operations, we are unable to predict the extent or nature of these impacts at this time.

General COVID-19 risks with specific risks that have evolved due to the passage of time. As the pandemic evolves, its effects have become more evident and response measures have taken a more defined shape. It is impossible to predict the extent of any such impact as the circumstances rapidly evolve.

Public health officials have recommended and mandated precautions to mitigate the spread of COVID-19, including prohibitions on congregating in heavily populated areas and shelter-in-place orders or similar measures. As a result, our Affiliates have implemented shelter-in-place best practices including i) the suspension of family member visits to residents, ii) the use of masks by all associates, iii) serving residents meals in their rooms, iv) suspension of tours by prospective residents and their families, and v) requiring associates to work exclusively for our Affiliate companies.

This Supplement is not complete without, and may not be delivered or used except in connection with, the Offering Circular, including the disclosures incorporated by reference therein and all amendments or supplements thereto. The information included in this Supplement modifies and supersedes, in part, the information contained in the Offering Circular only with respect to the information described above. Any information that is modified or superseded in the Offering Circular shall not be deemed to constitute a part of the Offering Circular, except as so modified or superseded by this Supplement.

We may further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements as required. You should read the entire Offering Circular, including the disclosure incorporated by reference therein, and any amendments or supplements carefully before you make an investment decision.

NO FEDERAL OR STATE SECURITIES COMMISSION HAS APPROVED, DISAPPROVED, ENDORSED, OR RECOMMENDED THIS OFFERING. YOU SHOULD MAKE AN INDEPENDENT DECISION WHETHER THIS OFFERING MEETS YOUR INVESTMENT OBJECTIVES AND FINANCIAL RISK TOLERANCE LEVEL. NO INDEPENDENT PERSON HAS CONFIRMED THE ACCURACY OR TRUTHFULNESS OF THIS DISCLOSURE, NOR WHETHER IT IS COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS ILLEGAL.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

TUSCAN GARDENS SENIOR LIVING COMMUNITIES, INC.

F-1

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of

Tuscan Gardens Senior Living Communities, Inc.

We have audited the accompanying financial statements of Tuscan Gardens Senior Living Communities, Inc. (a Florida Corporation, the “Company”), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations and changes in equity and cash flows for the year ended December 31, 2019 and for the period from inception (July 20, 2018) through December 31, 2018, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal controls. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tuscan Gardens Senior Living Communities, Inc. as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the year ended December 31, 2019 and for the period from inception (July 20, 2018) to December 31, 2018, in accordance with accounting principles generally accepted in the United States of America.

Orlando, Florida

February 24, 2020

F-2

TUSCAN GARDENS SENIOR LIVING COMMUNITIES, INC.

BALANCE SHEETS

AS OF DECEMBER 31, 2019 AND 2018

	2019	2018
CURRENT ASSETS
Cash	$50,000	$50,000

TOTAL ASSETS	$50,000	$50,000

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Accounts payable and other accrued liabilities	$-	$-

TOTAL LIABILITIES	-	-

EQUITY
Common shares - 50,000 shares issued and outstanding ($1 par value)	50,000	50,000
Class A non-voting preferred shares ($1,000 par value) - 50,000 authorized	-	-
Retained earnings	-	-

TOTAL EQUITY	50,000	50,000

TOTAL LIABILITIES AND EQUITY	$50,000	$50,000

See accompanying notes to financial statements.

F-3

TUSCAN GARDENS SENIOR LIVING COMMUNITIES, INC.

STATEMENTS OF OPERATIONS AND CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2019 AND THE PERIOD FROM INCEPTION THROUGH DECEMBER 31, 2018

	2019	2018
REVENUE

Revenues	$-	$-

TOTAL REVENUE	-	-

OPERATING EXPENSES
Expenses	-	-

TOTAL OPERATING EXPENSES	-	-

NET LOSS	$-	$-

EQUITY, BEGINNING OF YEAR	$50,000	$-

Issuance of common stock	-	50,000

EQUITY, END OF YEAR	$50,000	$50,000

See accompanying notes to financial statements.

F-4

TUSCAN GARDENS SENIOR LIVING COMMUNITIES, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2019 AND THE PERIOD FROM INCEPTION THROUGH DECEMBER 31, 2018

	2019	2018

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock	$-	$50,000

NET CASH PROVIDED BY FINANCING ACTIVITIES	-	50,000

NET (DECREASE) INCREASE IN CASH	-	50,000

CASH, BEGINNING OF YEAR	50,000	-

CASH, END OF YEAR	$50,000	$50,000

See accompanying notes to financial statements.

F-5

TUSCAN GARDENS SENIOR LIVING COMMUNITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

NOTE 1 – DESCRIPTION OF BUSINESS

Tuscan Gardens Senior Living Communities, Inc. (the “Company”) was organized on July 20, 2018 and is a Florida corporation. The Company was formed to invest in wholly-owned subsidiaries that develop (“Development Projects”), acquire (“Acquisition Projects”), or convert other real estate properties including hotels (“Conversion Projects”) into senior living rental communities ranging from $15,000,000 to $100,000,000 per community. The Communities will consist of independent living, assisted living and/or memory care facilities. The Company’s primary focus for purposes of Development Projects will be in southeastern markets, and for purposes of Acquisition Projects and Conversion Projects will be in United States markets, that it considers to have favorable risk-return characteristics. The Company, operating through wholly-owned special purpose entities (“SPE”) as real estate owner-operators, intends to create, operate and hold a portfolio of Company Properties on a long-term basis, with the goal to sell each property after approximately seven year, and ultimately dispose of them to generate revenue for the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounting policies of the Company conform to accounting principles generally accepted in the United States of America.

Cash

The Company maintains its cash deposits at a bank. Cash deposits could, at times, exceed federally insured limits. As of December 31, 2019 and 2018, there was no uninsured balance.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

F-6

TUSCAN GARDENS SENIOR LIVING COMMUNITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

There are no open federal or state tax years under audit. Financial Accounting Standards Board issued ASC 740-10 (Accounting for Uncertainty in Income Taxes), which prescribed a comprehensive model for how a company should measure, recognize, present, and disclose in its financial statements uncertain tax positions that an organization has taken or expects to take. The Company adopted ASC 740-10 and has not taken any uncertain tax positions that require disclosure in the financial statements.

Fair Value of Financial Instruments

The FASB ASC Topic "Financial Instruments" clarifies the definition of fair value for financial reporting, establishing a framework for measuring fair value, and requires additional disclosure about the use of fair value measurements in an effort to make the measurement of fair value more consistent and comparable. The carrying amount of cash approximates fair value due to the short maturity of this financial instruments.

NOTE 3 – EQUITY AND FUTURE EQUITY

The Company currently has two authorized share classes: common voting shares with $1 par value per share (“Common Shares”) and Class A non-voting preferred shares with $1,000 par value per share (“Preferred Shares”). On August 10, 2018, the Company established an equity basis through this issuance of 50,000 shares of $1 par value Common Shares.

The Company has made an initial offering (“Offering”) on a “best efforts” basis to raise capital using its Class A non-voting preferred shares. The Company seeks to raise $50,000,000 from the Offering of Preferred Shares. The Company will seek to pursue Development Projects, Acquisition Projects, and Conversion Projects that have the potential to provide an ongoing income to investors in the Preferred Shares, paid or accrued monthly based on an 8.0% cumulative, non-compounded annual return on $1,000 par value (“Preferred Dividend”), plus potential capital appreciation through additional dividends (“Special Dividends”) based on fifty (50%) percent participation in the net proceeds generated by the Company from the disposition of Company Properties. However, as the Offering is a blind pool and the Company has no track record, there can be no guarantee that such returns can or will be achieved.

F-7

TUSCAN GARDENS SENIOR LIVING COMMUNITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

NOTE 3 – EQUITY AND FUTURE EQUITY (Continued)

The Preferred Shares have no public market and will not be listed on any national securities exchange or on the over-the-counter inter-dealer quotation system. As the information statement was qualified by the SEC on November 25, 2019 (with a current Offering termination date of December 31, 2020), the Company has begun to solicit sales of the Preferred Shares. The Offering period may be extended, or the Offering terminated at any time by the Company in its sole discretion. The Preferred Shares are being offered pursuant to Regulation A under the Securities Act of 1933, as amended, for Tier 2 offerings. The Preferred Shares will be issued only to purchasers who satisfy the requirements set forth in Regulation A. Funds from the Offering will be made available to the Company once the Offering raises a minimum of $2,000,000 excluding sales to Company affiliates (“Minimum Offering Amount”). There are no provisions for the return of funds once the Minimum Offering Amount is sold.

NOTE 4 – SUBSEQUENT EVENTS

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition through February 24, 2020, the date the financial statements were originally available to be issued.

F-8

CONSENT OF INDEPENDENT AUDITOR

We consent to the inclusion of our report dated February 24, 2020, with respect to the financial statements of Tuscan Gardens Senior Living Communities, Inc. as of December 31, 2019 and 2018, and for the year ended December 31, 2019 and for the period from inception (July 20, 2018) through December 31, 2018, in this Regulation A Form 1-K of Tuscan Gardens Senior Living Communities, Inc. We also consent to the reference to our firm under caption “Experts”.

Orlando, Florida

February 24, 2020